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                              February 19, 2021

       Michel Brousset
       Chief Executive Officer
       Waldencast Acquisition Corp.
       10 Bank Street, Suite 560
       White Plains, NY 10606

                                                        Re: Waldencast
Acquisition Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted January
22, 2021
                                                            CIK No. 0001840199

       Dear Mr. Brousset:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 Submitted January 22, 2021

       Principal Shareholders, page 117

   1. Please revise your tabular disclosure to include the beneficial ownership of your directors, officers, and directors
and officers as a group. In your footnote disclosure, please clarify who or which entities
exercise control over your sponsor. For example, we note your disclosure in footnote
3 that Messrs. Brousset, Dutra, and Souza participate in voting and investment decisions
and your narrative disclosure that your sponsor has three members,
                                                        Waldencast Ventures,
Dynamo Master Fund and Burwell Mountain Trust. Consider
                                                        whether disclosure
should be provided regarding any indirect ownership interests of
                                                        Messrs. Brousset,
Dutra, and Souza in their individual disclosure.
 Michel Brousset
FirstName
WaldencastLastNameMichel
           Acquisition Corp.Brousset
Comapany19,
February  NameWaldencast
            2021            Acquisition Corp.
February
Page 2 19, 2021 Page 2
FirstName LastName
Index to Financial Statements, page F-1

2. We note you have adopted a December 31 fiscal year end and that your audited results are as of January 12, 2021 and for the period from December 8, 2020 through January 12,
         2021. Please tell us how you determined that it is appropriate to include results from different fiscal periods in your audited financial statements.
       You may contact Aamira Chaudry at 202-551-3389 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Mara Ransom at 202-551-3264 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:      Gregg A. Noel, Esq.